 Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime announces the appointment of a new non executive director

Athens, Greece, November 23, 2016 - Globus Maritime Limited (“Globus” or the “Company”) (NASDAQ: GLBS), a dry bulk shipping company, announced today that Mr. Dimitrios Stratikopoulos has resigned from its Board of Directors due to other recent pressing business commitments with the resignation taking effect immediately. The Board of Directors has appointed Mr. Ioannis Kazantzidis to the Board to replace Mr. Stratikopoulos as an independent Class I, non-executive director effective today. Additionally and on the same day, Mr. Kazantzidis has been also appointed to the Company’s Audit, Remuneration and Nomination Committees.

About Ioannis Kazantzidis: Ioannis Kazantzidis has over 40 years of experience in the Information Technology Banking and Finance sector. During his career he has held executive positions at various levels with HSBC Group abroad mainly focusing in developing and implementing critical financial systems in multiple locations of the Group. Since 2007 he is the major shareholder of Porto Trans Shipping LLC, a shipping, transportation and logistics company based in the UAE and operating worldwide.

Athanasios Feidakis, the Company’s Chief Executive Officer stated: “We are very pleased to welcome Ioannis as our new Class I, Non Executive Director. We believe that his extensive background in Information Technology coupled with his experience in Banking and Finance will be contributing positively to our Company’s growth. At the same time we would also like to thank Dimitrios Stratikopoulos for his time and dedication to Globus while serving on the Board and we wish him all the best. ”

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’s subsidiaries own and operate five vessels with a total carrying capacity of 300,571 DWT and a weighted average age of 8.7 years as of November 15, 2016.

GLOBUS MARITIME LIMITED

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it files from time to time with the Securities and Exchange Commission.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com